

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Sunny Rui Sun
Chief Financial Officer
LexinFintech Holdings Ltd.
27/F CES Tower
No. 3099 Keyuan South Road
Nanshan District , Shenzhen 518057

      Re: LexinFintech Holdings Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2021
          Filed April 29, 2022
          File No. 001-38328

Dear Ms. Sun:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Finance